NEWS

Sequans Communications Announces First Quarter 2017
Financial Results
PARIS - May 2, 2017 - 4G chipmaker Sequans Communications S.A. (NYSE: SQNS) today announced financial results for the first quarter ended March 31, 2017.

First Quarter 2017 Highlights:
Revenue: Revenue of $12.4 million decreased 10.9% compared to the fourth quarter of 2016 primarily as a result of the typical pattern of seasonality. Revenue increased 33.9% compared to the first quarter of 2016, due to higher product sales partly offset by lower license and service revenues.

Gross margin: Gross margin was 47.1% compared to gross margin of 38.2% in the fourth quarter of 2016 due to a more favorable product mix, and compared to 47.5% in the first quarter of 2016, due to a less favorable revenue mix in the first quarter of 2017 as a result of lower license and service revenues.

Operating loss: Operating loss was $4.2 million compared to an operating loss of $4.9 million in the fourth quarter of 2016 and an operating loss of $5.2 million in the first quarter of 2016.

Net loss: Net loss was $5.6 million, or ($0.07) per diluted share/ADS, compared to a net loss $5.4 million, or ($0.07) per diluted share/ADS, in the fourth quarter of 2016 and a net loss of $9.2 million, or ($0.16) per diluted share/ADS, in the first quarter of 2016.

Non-IFRS Net loss: Excluding the non-cash items of stock-based compensation and the fair-value (in 2016) and effective interest adjustments related to the convertible debt and other financings, non-IFRS net loss was $4.7 million, or ($0.06) per diluted share/ADS, compared to a non-IFRS net loss of $4.2 million, or ($0.06) per diluted share/ADS in the fourth quarter of 2016, and a non-IFRS net loss of $5.5 million, or ($0.09) per diluted share/ADS, in the first quarter of 2016.

Cash: Cash, cash equivalents and short-term deposit at March 31, 2017 totaled $14.5 million compared to $20.5 million at December 31, 2016.

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q1 2017	%*	Q4 2016	%*	Q1 2016	%*
Revenue	$12.4		$14.0		$9.3
Gross profit	5.9	47.1%	5.3	38.2%	4.4	47.5%
Operating loss	(4.2)	(34.2)%	(4.9)	(34.9)%	(5.2)	(56.0)%
Net loss	(5.6)	(45.1)%	(5.4)	(38.5)%	(9.2)	(99.4)%
Diluted EPS	($0.07)		($0.07)		($0.16)
Weighted average number of diluted shares/ADS	75,043,865		74,501,387		59,196,482
Cash flow from (used in) operations	(9.9)		(5.7)		3.9
Cash, cash equivalents and short-term deposit at quarter-end	14.5		20.5		6.5

Additional information on non-cash items:
- Stock-based compensation included in operating result	0.3		0.5		0.3
- Change in the fair value of convertible debt embedded derivative	—		—		3.1
- Non-cash interest on convertible debt and other financing	0.6		0.7		0.4
Non-IFRS diluted EPS (excludes stock-based compensation, fair value and effective interest adjustments related to the convertible and other debt and embedded derivative)	($0.06)		($0.06)		($0.09)

* Percentage of revenue

Sequans reports first quarter 2017 financial results

“We are off to a good start in 2017, with key metrics meeting or exceeding expectations,” said Georges Karam, Sequans’ CEO. “Demand for our broadband solutions continues to increase; we have a backlog of IoT-related orders supporting the ramp of Cat 1 devices during the year, and we remain on track to grow at least 40% in 2017. Meanwhile, our design win momentum across our entire product line, with particularly strong interest in our Monarch Cat M1/NB1 platform for IoT, continues to position us to achieve even higher growth next year.”

Q2 2017 Outlook
The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the second quarter of 2017 to be in the range of $13.5 to $15.5 million with non-IFRS gross margin above 40%. Based on this revenue range and expected gross margin, non-IFRS net loss per diluted share/ADS is expected to be between ($0.05) and ($0.07) for the second quarter of 2017, based on approximately 75.1 million weighted average number of diluted shares/ADSs. Non-IFRS EPS guidance excludes the impact of stock based compensation, the non-cash fair-value and effective interest adjustments related to the convertible debt and other financings, and any other relevant non-cash or non-recurring expenses.

Conference Call and Webcast
Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the first quarter of 2017 today, May 2, 2017 at 8:00 a.m. EDT /14:00 CEST. To participate in the live call, analysts and investors should dial 800-230-1074 (or +1 651-291-5254 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until June 2, 2017 by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code: 421729.

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations and potential strategic partnerships, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) the impact of natural disasters on our sourcing operations and supply chain, and (xi) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Use of Non-IFRS/non-GAAP Financial Measures
To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges relating to stock-based compensation and the non-cash financial expense related to the convertible debt and its embedded derivative issued in April 2015 and April 2016. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press

Sequans reports first quarter 2017 financial results

release. We are not able to provide a non-GAAP reconciliation for forward-looking IFRS estimates for gross margin and net loss per diluted share without unreasonable efforts, because certain adjustments are not known until the end of the period. The impact of these adjustments could be significant to our actual IFRS results.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading provider of single-mode 4G LTE wireless semiconductor solutions for Internet of Things (IoT) and a wide range of broadband data devices. Founded in 2003, Sequans has developed and delivered seven generations of 4G technology and its chips are certified and shipping in 4G networks around the world. Today, Sequans offers two LTE product lines: StreamliteLTE™, optimized for IoT and M2M devices and StreamrichLTE™, optimized for feature-rich mobile computing and home and portable router devices. The company is based in Paris, France with additional offices in the United States, United Kingdom, Sweden, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China.
Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

SOURCE: Sequans Communications S.A.

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Condensed financial tables follow

Sequans reports first quarter 2017 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	March 31, 2017	Dec 31, 2016	March 31, 2016

Revenue :
Product revenue	$9,640	$11,947	$5,412
Other revenue	2,790	2,006	3,873
Total revenue	12,430	13,953	9,285
Cost of revenue
Cost of product revenue	5,989	7,879	4,128
Cost of other revenue	589	740	747
Total cost of revenue	6,578	8,619	4,875
Gross profit	5,852	5,334	4,410
Operating expenses :
Research and development	6,194	6,327	6,727
Sales and marketing	2,496	2,204	1,501
General and administrative	1,411	1,669	1,378

Total operating expenses	10,101	10,200	9,606
Operating loss	(4,249)	(4,866)	(5,196)
Financial income (expense):
Interest income (expense), net	(1,038)	(1,080)	(628)
Change in the fair value of convertible debt embedded derivative	—	—	(3,127)
Foreign exchange gain (loss)	(246)	670	(212)
Loss before income taxes	(5,533)	(5,276)	(9,163)
Income tax expense (benefit)	71	95	66
Loss	$(5,604)	$(5,371)	$(9,229)
Attributable to :
Shareholders of the parent	(5,604)	(5,371)	(9,229)
Minority interests	—	—	—
Basic loss per share	($0.07)	($0.07)	($0.16)
Diluted loss per share	($0.07)	($0.07)	($0.16)
Weighted average number of shares used for computing:
— Basic	75,043,865	74,501,387	59,196,482
— Diluted	75,043,865	74,501,387	59,196,482

Sequans reports first quarter 2017 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At March 31,	At December 31,
(in thousands of US$)	2017	2016

ASSETS
Non-current assets
Property, plant and equipment	$6,302	$6,659
Intangible assets	7,450	7,707
Deposits and other receivables	338	332
Available for sale assets	315	310
Total non-current assets	14,405	15,008
Current assets
Inventories	8,184	8,693
Trade receivables	17,189	15,285
Prepaid expenses and other receivables	2,923	3,172
Recoverable value added tax	434	470
Research tax credit receivable	2,980	1,902
Short term deposit	345	345
Cash and cash equivalents	14,162	20,202
Total current assets	46,217	50,069
Total assets	$60,622	$65,077

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 75,122,137 shares authorized, issued and outstanding at March 31, 2017 (75,030,078 at December 31, 2016)	$1,925	$1,923
Share premium	189,233	189,029
Other capital reserves	28,598	28,257
Accumulated deficit	(215,157)	(209,553)
Other components of equity	(602)	(796)
Total equity (deficit)	3,997	8,860
Non-current liabilities
Government grant advances, loans and other liabilities	5,001	5,144
Convertible debt and accrued interest	17,199	16,338
Provisions	1,332	1,306
Other Liabilities	22	22
Deferred revenue	1,940	1,940
Total non-current liabilities	25,494	24,750
Current liabilities
Trade payables	12,585	18,358
Interest-bearing receivables financing	11,882	7,712
Government grant advances	560	601
Other current liabilities	5,633	4,415
Deferred revenue	424	335
Provisions	47	46
Total current liabilities	31,131	31,467
Total equity and liabilities	$60,622	$65,077

Sequans reports first quarter 2017 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Three months ended March 31,
(in thousands of US$)	2017	2016

Operating activities
Loss before income taxes	$(5,533)	$(9,163)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	691	796
Amortization and impairment of intangible assets	569	489
Share-based payment expense	341	253
Increase in provisions	16	75
Financial expense (income)	1,061	631
Change in the fair value of convertible debt embedded derivative	—	3,127
Foreign exchange loss (gain)	69	243
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	(1,671)	7,041
Decrease (Increase) in inventories	509	482
Decrease (Increase) in research tax credit receivable	(1,078)	(787)
Increase (Decrease) in trade payables and other liabilities	(4,726)	1,367
Increase (Decrease) in deferred revenue	89	(267)
Increase (Decrease) in government grant advances	(250)	(382)
Income tax paid	2	(41)
Net cash flow from (used in) operating activities	(9,911)	3,864

Investing activities
Purchase of intangible assets and property, plant and equipment	(419)	(1,234)
Sale (purchase) of financial assets	(11)	(31)
Sale of short-term deposit	—	(3)
Interest received	23	3
Net cash flow used in investments activities	(407)	(1,265)

Financing activities
Proceeds from issue of warrants, exercise of stock options/warrants	206	129
Proceeds from Interest-bearing receivables financing	4,170	(4,916)
Repayment of borrowings and finance lease liabilities	—	(12)
Interest paid	(101)	(30)
Net cash flows from (used in) financing activities	4,275	(4,829)

Net increase (decrease) in cash and cash equivalents	(6,043)	(2,230)
Net foreign exchange difference	3	1
Cash and cash equivalent at January 1	20,202	8,288
Cash and cash equivalents at end of the period	$14,162	$6,059

Sequans reports first quarter 2017 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	March 31, 2017	Dec 31, 2016	March 31, 2016
Net IFRS loss as reported	$(5,604)	$(5,371)	$(9,229)
Add back
Stock-based compensation expense according to IFRS 2 (1)	341	459	254
Change in the fair value of convertible debt embedded derivative	—	—	3,127
Non-cash interest on Convertible debt and other financing (2)	610	671	365
Non-IFRS loss adjusted	$(4,653)	$(4,241)	$(5,483)

IFRS basic loss per share as reported	($0.07)	($0.07)	($0.16)
Add back

Stock-based compensation expense according to IFRS 2 (1)	$0.00	$0.00	$0.01
Change in the fair value of convertible debt embedded derivative	$0.00	$0.00	$0.05
Non-cash interest on Convertible debt and other financing (2)	$0.01	$0.01	$0.01
Non-IFRS basic loss per share	($0.06)	($0.06)	($0.09)
IFRS diluted loss per share	($0.07)	($0.07)	($0.16)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.00	$0.00	$0.01
Change in the fair value of convertible debt embedded derivative	$0.00	$0.00	$0.05
Non-cash interest on Convertible debt and other financing (2)	$0.01	$0.01	$0.01
Non-IFRS diluted loss per share	($0.06)	($0.06)	($0.09)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$3	$—	$4
Research and development	109	192	108
Sales and marketing	79	131	39
General and administrative	150	136	103

(2) Related to the difference between contractual and effective interests